                                         :
          IN THE MATTER OF               :
                                         :
     MONONGAHELA POWER COMPANY, et al.   :
                                         :        CERTIFICATE PURSUANT
          File No. 70-9115               :             TO RULE 24
                                         :
        (Public Utility Holding          :
         Company Act of 1935)            :
                                         :





          Pursuant to Rule 24 of the regulations of the

Securities and Exchange Commission under the Public Utility

Holding Company Act of 1935, the undersigned hereby certifies that the transactions authorized by the Commission's Order dated

January 12, 1998 herein were carried out on  February 12, 1998,

in accordance with the terms and conditions and for the purposes represented by said Application or Declaration and the Order of the Commission with respect thereto.



                                        MONONGAHELA POWER COMPANY
                                        THE POTOMAC EDISON COMPANY


                                        By    /s  Carol G. Russ
                                                  Carol G. Russ
                                                  Counsel

Dated:  February 25, 1998